UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM RW

REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT

Date of Report: January 7, 2005

MasTec, Inc.

(Exact name of registrant as specified in its charter)

Florida	001-08106	65-0829355
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

MasTec, Inc
800 S Douglas Road, 12th Floor
Coral Gables, FL 33134

(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code: (305) 599-1800

January 7, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: MasTec, Inc. Registration Statement on Form S-3 File No. 333-111845

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MasTec, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto (File No. 333-111845) (the “Registration Statement”), effective immediately. The Registration Statement is being withdrawn due to adverse market conditions affecting the Company’s common stock. We hereby advise you that none of the securities covered by the Registration Statement has been offered or sold.

        Should the staff of the Commission have further questions regarding this application, please contact our counsel, Paul Berkowitz, Esq., of Greenberg Traurig, P.A., at (305) 579-0500.

Very truly yours, MasTec, Inc. BY: /S/ Michael Nearing —————————————— Michael Nearing General Counsel and Executive Vice President